February 14, 2006
By EDGAR and Hand Delivery
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0305
Attention: Mr. John Stickel
Re: Principal Financial Group Inc., Principal Life Insurance Company Registration Statement on Form S-3 filed November 17, 2005, as amended by Amendment No. 1 filed December 22, 2005, Amendment No. 2 Filed on January 25, 2006 and Amendment No. 3 filed on February 14, 2006 File Nos. 333-129763 and 333-129763-01(the “Registration Statement”)
Dear Mr. Stickel:
As per your conversation on February 9, 2006 with our counsel, Anthony J. Ribaudo of Sidley Austin LLP, and in accordance with Rule 461 under the Securities Act of 1933, as amended, Principal Financial Group Inc. and Principal Life Insurance Company (collectively the “Registrants”) hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on February 16, 2006 at 10:00 a.m., Eastern Time or as soon thereafter as practicable.
Please note that in response to your oral comment regarding compliance with Rule 3a-7 of the Investment Company Act of 1940, as amended, in connection with notes that contain an optional repayment feature, we have revised the Registration Statement accordingly. Please see “Description of the Notes-Optional Redemption-Optional Repayment” in each prospectus supplement.
In addition, please note the following:
•	The Registrants acknowledge the disclosure in the filing is the responsibility of the Registrants.

•	The Registrants acknowledge to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The Registrants acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filing.

•	The Registrants represent that they will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ James C. Fifield
James C. Fifield
Counsel

cc:	Max A. Webb (Securities and Exchange Commission)
Karen E. Shaff (Principal Life Insurance Company)
Patrick Kirchner (Principal Life Insurance Company)
Perry J. Shwachman (Sidley Austin LLP)
Anthony J. Ribaudo (Sidley Austin LLP)
Jeff Delaney (Pillsbury Winthrop Shaw Pittman LLP)

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